AB 3/4

SEC Mail Processing Section
FEB 27 2015
Washington DC
403

UNI1
SECURITIESANDE
Washing

15046763

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51601 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Oak Securities Incorporated.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3339 N. Highland Avenue
(No. and Street)

| Jackson | Tennessee | 38305 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George T. Allen, III — 731-668-3825
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander Thompson Arnold, PLLC
(Name – *if individual, state last, first, middle name*)

| 2070 Rhino Crossing | Milan | Tennessee | 38358 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/6/15

# OATH OR AFFIRMATION

I, George T. Allen, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Oak Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

ANN F. HOPKINS STATE OF TENNESSEE NOTARY PUBLIC MADISON COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SILVER OAK SECURITIES, INC.

# FINANCIAL STATEMENTS

# DECEMBER 31, 2014 AND 2013

**SILVER OAK SECURITIES, INC.**
**TABLE OF CONTENTS**

**Financial Section**


Report of Independent Registered Public Accounting Firm.....1
Statements of Financial Condition.....2
Statements of Income.....3
Statements of Changes in Stockholders' Equity.....4
Statements of Cash Flows.....5
Notes to Financial Statements.....6


**Supplementary Information Section**


Computation of Net Capital.....10


**Agreed-Upon Procedures Section**


Independent Accountant's Report on Applying Agreed-Upon Procedures Related to the Entity's SIPC Assessment Reconciliation.....11


**Compliance Section**


Exemption Report.....13
Report of Independent Registered Public Accounting Firm.....14

**Members of:**
*American Institute of Certified Public Accountants*
*AICPA Center for Public Company Audit Firms*
*AICPA Governmental Audit Quality Center*
*AICPA Employee Benefit Plan Audit Quality Center*
*Tennessee Society of Certified Public Accountants*
*Kentucky Society of Certified Public Accountants*

ATA ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants
***Offices in Tennessee & Kentucky***

2070 Rhino Crossing
Milan, TN 38358

*Phone* 731.686.8371
*Fax* 731.686.8378
*www.atacpa.net*

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Silver Oak Securities, Inc.

We have audited the accompanying financial statements of Silver Oak Securities, Inc. (a Tennessee corporation), which comprise the statement of financial condition as of December 31, 2014 and 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Silver Oak Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Silver Oak Securities, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Silver Oak Securities, Inc.'s financial statements. The supplemental information is the responsibility of Silver Oak Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Alexander Thompson Arnold PLLC*

Milan, Tennessee

February 24, 2015

# FINANCIAL SECTION

## SILVER OAK SECURITIES, INC.
## STATEMENTS OF FINANCIAL CONDITION
December 31, 2014 and 2013

| | 2014 | 2013 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 807,745 | $ 687,458 |
| CRD account | 3,893 | 4,903 |
| Commissions receivable | 1,397,596 | 927,924 |
| Other receivables | 1,034 | 13,801 |
| Security deposit held by broker | 15,000 | 15,000 |
| Deferred tax asset | 890 | 890 |
| **Total assets** | **$ 2,226,158** | **$ 1,649,976** |
| | | |
| **Liabilities and stockholders' equity** | | |
| Current liabilities | | |
| Commissions payable | $ 1,332,061 | $ 811,728 |
| Accounts payable | 36,403 | 59,851 |
| Accrued payroll taxes | - | 6 |
| Accrued income taxes | 8,220 | 104,859 |
| Total liabilities | 1,376,684 | 976,444 |
| | | |
| Stockholders' equity | | |
| Common stock | | |
| Class A | 55,225 | 55,225 |
| Class B | 172,000 | 172,000 |
| Retained earnings | 622,249 | 446,307 |
| Total stockholders' equity | 849,474 | 673,532 |
| **Total liabilities and stockholders' equity** | **$ 2,226,158** | **$ 1,649,976** |

*The accompanying notes are an integral part of these financial statements.*

**SILVER OAK SECURITIES, INC.**
**STATEMENTS OF INCOME**
For the Years Ended December 31, 2014 and 2013

| | 2014 | 2013 |
|---|---|---|
| **Revenue** | | |
| Commissions | $ 8,869,174 | $ 7,727,749 |
| Interest | 2,014 | 1,573 |
| Advisory fee earned | 2,145,014 | 1,779,784 |
| Investment banking success fees | 1,456,904 | - |
| Other income | 353,785 | 188,940 |
| Total revenues | 12,826,891 | 9,698,046 |
| **Expenses** | | |
| Employee compensation and benefits | 445,846 | 405,150 |
| Commissions | 7,873,930 | 6,875,666 |
| General office | 221,489 | 201,748 |
| RIA advisory fees | 1,889,851 | 1,575,518 |
| Investment banking fee expense | 1,426,500 | - |
| Insurance expense | 44,216 | 34,313 |
| Advertising expense | 13,804 | 851 |
| Other expenses | 590,675 | 272,444 |
| Total expenses | 12,506,311 | 9,365,690 |
| Income before income taxes | 320,580 | 332,356 |
| Income tax expense | 144,638 | 135,031 |
| **Net income** | $ 175,942 | $ 197,325 |

*The accompanying notes are an integral part of these financial statements.*

# SILVER OAK SECURITIES, INC.
## STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2014 and 2013

| | Common Stock-Class A | | Common Stock-Class B | | | |
|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Retained Earnings | Total |
| Balance at January 1, 2013 | 76,000,000 | $ 55,225 | 15,210,000 | $ 172,000 | $ 248,982 | $ 476,207 |
| Net income for the year | - | - | - | - | 197,325 | 197,325 |
| Balance at December 31, 2013 | 76,000,000 | 55,225 | 15,210,000 | 172,000 | 446,307 | 673,532 |
| Net income for the year | - | - | - | - | 175,942 | 175,942 |
| **Balance at December 31, 2014** | **76,000,000** | **$ 55,225** | **15,210,000** | **$ 172,000** | **$ 622,249** | **$ 849,474** |

*The accompanying notes are an integral part of these financial statements.*

## SILVER OAK SECURITIES, INC.
## STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2014 and 2013

| | 2014 | 2013 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ 175,942 | $ 197,325 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities | | |
| Increase in receivables | (455,895) | (221,195) |
| Decrease in deferred tax asset | - | 243 |
| Increase in accounts payable | 496,879 | 214,395 |
| Increase (decrease) in accrued income taxes | (96,639) | 165,912 |
| **Net increase in cash** | **120,287** | **356,680** |
| Cash and cash equivalents at beginning of the period | 687,458 | 330,778 |
| Cash and cash equivalents at end of the period | $ 807,745 | $ 687,458 |
| Supplemental disclosures of cash flow information: | | |
| Cash paid (received) during the year for income taxes | $ 241,279 | $ (31,124) |

*The accompanying notes are an integral part of these financial statements.*

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

### A. Description of Business

The Company was chartered in January 1998. In January 1999, the Company received $16,100 upon issuance of 1,610,000 shares of common stock. Effective December 5, 2007, the Company was reorganized and changed its name from William Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The outstanding common stock was exchanged for Class A common stock of Silver Oak Securities, Inc. Additionally, the Company issued Class B common stock.

The Company operates in the securities industry as an introducing broker, predominantly in the West Tennessee area.

### B. Commissions Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

### C. Revenue Recognition

The Company recognizes fee income when it is earned. The Company's agents are involved in various transactions with unrelated parties which results in fee income for the Company with the amount of the fee being negotiated on each respective transaction.

### D. Income Taxes

Income taxes are provided using an asset and liability approach. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Deferred tax assets are recognized for the expected future tax benefit attributable to certain accrued expenses that are not deductible until paid. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities. The tax years subject to examination by federal and state taxing authorities are the years ending December 31, 2013, 2012, and 2011.

### E. Cash Flows

For purposes of reporting cash flows, cash consists of cash on deposit. Highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. At December 31, 2014 and 2013, cash equivalents in the form of money market accounts totaled $479,899 and $247,057, respectively.

### F. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### G. Concentrations of Credit Risk

The Company has an agreement with a broker-dealer whereby all of certain types of securities transactions must be cleared through that broker-dealer. Other securities transactions (primarily mutual fund transactions) are excluded from this agreement. In the event counterparties with whom the Company transacts business do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains its cash balances in three financial institutions located in West Tennessee. Cash equivalents are insured up to $250,000 as of December 31, 2014 and December 31, 2013. As of December 31, 2014, the Company has uninsured cash balances of $77,846.

| Financial Institution | 2014 | 2013 |
|---|---|---|
| FirstBank | $ 327,846 | $ 440,401 |
| Bank of Jackson | 247,799 | 247,057 |
| Commercial Bank | 232,100 | - |
| | $ 807,745 | $ 687,458 |

### H. Subsequent Events

Management has evaluated subsequent events through February 24, 2014, the date which the financial statements were available to be issued.

## NOTE 2 – INCOME TAXES

The net deferred taxes in the accompanying statements of financial condition include the following amounts of deferred tax assets and liabilities.

| | 2014 | 2013 |
|---|---|---|
| Deferred tax asset | | |
| Federal | $ 620 | $ 620 |
| State | 270 | 270 |
| | $ 890 | $ 890 |
| Net federal tax asset | $ 620 | $ 620 |
| Net state tax asset | $ 270 | $ 270 |

The components of income tax (benefit) expense are as follows:

| | 2014 | 2013 |
|---|---|---|
| Current | | |
| Federal | $ 119,338 | $ 110,418 |
| State | 25,300 | 24,370 |
| | 144,638 | 134,788 |
| Deferred | | |
| Federal | - | 513 |
| State | - | (270) |
| | - | 243 |
| | $ 144,638 | $ 135,031 |

The income tax provision differs from the (benefit) expense that would result from applying federal statutory tax rates to income (loss) before income taxes because of state income taxes and penalties paid by the company during the year.

**NOTE 3 – CAPITAL STOCK**

As a result of a business reorganization that was effective as of December 5, 2007, the Company's name changed from William E. Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The Company is authorized to issue one hundred million (100,000,000) shares with no par value, with ten voting rights per share to be known as Class A stock, and one hundred million (100,000,000) shares with no par value, with one voting right per share to be known as Class B stock. As of December 31, 2014 and 2013, 76,000,000 shares of Class A stock have been issued and remain outstanding, and 15,210,000 shares of Class B stock have been issued and remain outstanding.

**NOTE 4 – RELATED PARTY TRANSACTIONS**

During the year ended December 31, 2014 and 2013, the Company paid commissions to related parties in the amount of $84,834 and $138,442, respectively. In addition, approximately $11,960 and $4,141, of commissions payable to these individuals was included in accrued expenses as of December 31, 2014 and 2013, respectively.

The Company paid officer salaries in the combined amount of $339,856 and $313,178 to three employees who are also shareholders of the Company during the years ended December 31, 2014 and 2013, respectively.

The Company leases office space from Hopkins Anderton Partnership. This lease is a month-to- month lease requiring monthly payments of $2,000. There were no future obligations as of December 31, 2014.

## NOTE 5 – OPERATING LEASE COMMITMENTS

The Company leases certain equipment and office facilities which are classified as operating lease agreements. The Company is under the obligation of one lease as of December 31, 2014 and 2013, which expired as of each year ended. There are no future obligations as of December 31, 2014.

Lease payments in 2014 and 2013 were $25,817 and $20,817, respectively.

## NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the minimum capital requirements of several regulatory organizations. Under the most restrictive of these rules, the Company is required to maintain "adjusted net capital" in an amount exceeding the greater of $5,000 or 6-2/3 percent of total aggregate indebtedness. As of December 31, 2014, this requirement totaled $91,779. The Company's net capital amounted to $768,547 as of December 31, 2014, exceeding the minimum capital requirement by $676,768. In addition, Rule 15c3- 1 requires that the company's aggregate indebtedness not exceed 1500 percent of its net capital. The actual aggregate indebtedness to net capital ratio as of December 31, 2014 was 179.13 percent.

# SUPPLEMENTARY INFORMATION SECTION

# SILVER OAK SECURITIES, INC.
## COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2014

| | Reported in Form X-17A-5 | Reconciling Items | Reported in Audit Report |
|---|---|---|---|
| **Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory** | | | |
| Total stockholder's equity from balance sheet/ qualified for net capital | $ 849,474 | $ - | $ 849,474 |
| Deductions: | | | |
| Total non-allowable assets | (71,029) | - | (71,029) |
| Net capital before haircuts on securities positions | 778,445 | - | 778,445 |
| Haircuts on security positions | (9,898) | - | (9,898) |
| Net capital | **$ 768,547** | **$ -** | **$ 768,547** |
| **Computation of basic net capital requirement** | | | |
| Minimum net capital required | $ 91,779 | $ - | $ 91,779 |
| Minimum dollar net capital requirment | $ 5,000 | $ - | $ 5,000 |
| Net capital requirement | $ 91,779 | $ - | $ 91,779 |
| Excess net capital | $ 676,768 | $ - | $ 676,768 |
| Excess net capital at 120% | $ 630,879 | $ - | $ 630,879 |
| **Computation of aggregate indebtedness** | | | |
| Total liabilities from balance sheet/ aggregate indebtedness | $ 1,376,684 | $ - | $1,376,684 |
| Other unrecorded amounts | $ - | $ - | $ - |
| Percentage of aggregate indebtedness to net capital | 179% | - | 179% |

*See independent auditor's report.*

# AGREED UPON PROCEDURES

**Members of:**
*American Institute of Certified Public Accountants*
*AICPA Center for Public Company Audit Firms*
*AICPA Governmental Audit Quality Center*
*AICPA Employee Benefit Plan Audit Quality Center*
*Tennessee Society of Certified Public Accountants*
*Kentucky Society of Certified Public Accountants*

ATA ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants
***Offices in Tennessee & Kentucky***

2070 Rhino Crossing
Milan, TN 38358

*Phone* 731.686.8371
*Fax* 731.686.8378
*www.atacpa.net*

# INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
of Silver Oak Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Silver Oak Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Silver Oak Securities Inc.'s compliance with the applicable instructions of Form SIPC-7. Silver Oak Securities, Inc.'s management is responsible for Silver Oak Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Alexander Thompson Arnold PLLC*

Milan, Tennessee

February 24, 2015

# COMPLIANCE SECTION

Phone 731-668-3825 • Fax 731-668-3844
3339 N. Highland Avenue
Jackson, TN 38305

SILVER OAK SECURITIES, INC.

To Whom It May Concern:

Silver Oak Securities, Inc. is a fully-disclosed introducing broker dealer and as such claims exemption from SEC Rule 15C3-3 under provision (k)(2)(ii), as listed below:

*(k)(2)(ii) Exemption* - Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

Silver Oak Securities, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.

Sincerely,

George Thomas Allen, III
CFO

*Members of:*
*American Institute of Certified Public Accountants*
*AICPA Center for Public Company Audit Firms*
*AICPA Governmental Audit Quality Center*
*AICPA Employee Benefit Plan Audit Quality Center*
*Tennessee Society of Certified Public Accountants*
*Kentucky Society of Certified Public Accountants*

ALEXANDER THOMPSON ARNOLD PLLC
Certified Public Accountants
*Offices in Tennessee & Kentucky*

2070 Rhino Crossing
Milan, TN 38358

*Phone* 731.686.8371
*Fax* 731.686.8378
*www.atacpa.net*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Silver Oak Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Silver Oak Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Silver Oak Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Silver Oak Securities, Inc. stated that Silver Oak Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Silver Oak Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Silver Oak Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Alexander Thompson Arnold PLLC*

Milan, Tennessee

February 24, 2015